EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	2001	2002	2003	2004	2005	3/31/06
EARNINGS
Income Before Income Taxes	$258,541	$316,418	$308,003	$238,226	$202,021	$248,633
Fixed Charges (as below)	130,293	126,797	123,721	110,547	118,365	125,561
Total Earnings	$388,834	$443,215	$431,724	$348,773	$320,386	$374,194

FIXED CHARGES
Interest Expense	$120,036	$116,677	$115,202	$99,135	$106,301	$112,370
Credit for Allowance for Borrowed Funds Used During Construction	4,457	5,620	5,319	8,100	8,764	9,891
Interest Rate Hedges	-	-	-	(188)	-	-
Estimated Interest Element in Lease Rentals	5,800	4,500	3,200	3,500	3,300	3,300
Total Fixed Charges	$130,293	$126,797	$123,721	$110,547	$118,365	$125,561

Ratio of Earnings to Fixed Charges	2.98	3.49	3.48	3.15	2.70	2.98